

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

February 26, 2009

Richard J. Meelia
Chairman, President and Chief Executive Officer
Covidien Ltd.
131 Front Street
Hamilton, HM 12 Bermuda

> **Re: Covidien Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 6, 2009**
> **File No. 001-33259**

Dear Mr. Meelia:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Transaction Structure, page 2

1.   Please complete the blanks throughout your document concerning your reorganization proposal.

2.   Refer to the bullet point on page 3. Please briefly highlight why you require "waivers and/or amendments."

3.   Please tell us how and when you issued fractional shares. Also tell us the number of fractional shares and the portion held by affiliates.

4.   Refer to the last sentence of section 8 on page A-6. With a view toward clarified disclosure, please tell us the number of Covidien plc shares that Covidien Ltd. will own after the transaction.

5.   Refer to paragraph 26 on page A-9. Please confirm your understanding that, depending on the circumstances, delay might require shareholder approval.

What am I being asked to vote on at the meeting?, page 4

6.   Where (1) the transaction involves changes from your current charter or bylaws, and (2) Bermuda law, securities exchange listing standards, or your current charter or bylaws would require shareholder approval of the proposed changes if they were standing on their own, please present each such material change as a separate proposal. We note, for example, changes mentioned in your disclosure beginning on page 58 that you currently do not present as separate proposals.

Why did Covidien Ltd. move its tax residency to Ireland?, page 4

7.   Please disclose when and how you "moved" your tax residency to Ireland. Also explain why this move was the first step of the reorganization. If such a move was necessary, please make that clear and explain how that step relates to the other steps to be undertaken and reasons for the reorganization.

Why do you want to change Covidien's place of incorporation . . .?, page 4

8.   Please ensure that you clearly disclose the factors motivating your proposal and explain how those factors relate to your recommendation concerning the reorganization.

- It appears that many of the factors you cite in your disclosure do not explain the proposed change in jurisdiction of incorporation at this time. For example, it is unclear why changing your jurisdiction of incorporation will affect your "strategic flexibility and operational benefits." Additionally, given your disclosure on page 6 that you will "remain an Irish tax resident even if the Reorganization is not completed," it is unclear why you also need to change your jurisdiction of incorporation to Ireland to obtain a "more stable long-term tax environment";
- Likewise, several of the factors you cite would not seem to support reorganizing in Ireland as opposed to another jurisdiction. For example, since it appears from your periodic reports that several jurisdictions are home to more of your facilities and/or employees than are in Ireland, it is unclear how

those factors, as mentioned on page 28, would cause you to recommend this change to your jurisdiction of incorporation; and

- If you were motivated to recommend the proposal based on a primary factor, and the other factors merely supported the decision, please ensure that the primary factor is identified as such and prominently presented throughout your document where you describe this proposal and fully explained in an appropriate section of your document. For example, if you are proposing the reorganization at this time primarily due to proposed and/or pending tax legislation that might impact companies currently incorporated offshore in Bermuda and similar locations, please make that clear.

9.   In each place where you highlight the advantages of the proposal throughout your document, like here and on pages 16 and 28, please provide equally prominent disclosure of the risks and disadvantages. For example, we note that here and on page 5 you itemize the advantages in separate paragraphs, while you merely cross reference the risks and disadvantages in a paragraph at end of the section.

Reasons for the Reorganization, page 16

10.   We note the disclosure regarding your belief that Ireland offers a more stable long-term tax environment. Expand to clarify why your current jurisdiction of incorporation is a less stable tax environment. For example, are you aware of proposed or pending tax law changes that may adversely affect you because you are incorporated in Bermuda? If so, clearly explain the relevance of those changes to your proposal.

The Reorganization, page 27

11.   It appears from your disclosure that your shareholders are currently being asked to vote on both: (1) the reorganization; and (2) a reduction of capital. Please revise to present each proposal separately. Currently, your disclosure regarding the reduction of capital proposal appears in the same section where you discuss the reorganization proposal.

Background and Reasons for the Reorganization, page 28

12.   We note the disclosure regarding the number of employees and facilities located in Ireland. Please disclose the percentage of your employees and facilities in Ireland, and explain why each of those percentages is sufficiently significant to cause you to recommend this proposal. Also, disclose when the issues changed so as to reach a level that they became a factor motivating the proposal at this time.

Reduction of Capital; Creation of Distributable Reserves, page 30

13.   Please quantify the reduction of capital of Covidien plc that was previously
        approved by Covidien Ltd. and the other current shareholders of Covidien plc.
        Also tell us why you do not present *pro forma* financial information to reflect the
        proposed change.

                                    * * * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): James Cole, Jr., Esq.—Wachtell, Lipton, Rosen & Katz
Adam Emmerich, Esq.—Wachtell, Lipton, Rosen & Katz